UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20594
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                STOLT-NIELSEN S.A.
                                (Name of Issuer)

             AMERICAN DEPOSITARY RECEIPTS, REPRESENTING CLASS B SHARES
                         (Title of Class of Securities)

                                   861565109
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP:  861565109       PAGE 1 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CAPITAL RESEARCH AND MANAGEMENT COMPANY
         95-1411037

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _
                                                                                (b) _

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER   5        SOLE VOTING POWER
OF                NONE
SHARES
BENEFICIALLY
OWNED BY 6        SHARED VOTING POWER
EACH              NONE
REPORTING
PERSON   7        SOLE DISPOSITIVE POWER
WITH              3,293,700

         8        SHARED DISPOSITIVE POWER
                  NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,293,700 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.9%

12       TYPE OF REPORTING PERSON*
         IA


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP:  861565109       PAGE 2 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EUROPACIFIC GROWTH FUND, INC.
         95-6810128

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _
                                                                                (b) _

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         MASSACHUSETTS

NUMBER   5        SOLE VOTING POWER
OF                1,955,600
SHARES
BENEFICIALLY
OWNED BY 6        SHARED VOTING POWER
EACH              NONE
REPORTING
PERSON   7        SOLE DISPOSITIVE POWER
WITH              NONE

         8        SHARED DISPOSITIVE POWER
                  NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,955,600 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.4%

12       TYPE OF REPORTING PERSON*
         IV


*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP:  861565109       PAGE 3 OF 6

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.


Item 1(a) Name of Issuer:
STOLT-NIELSEN S.A.

Item 1(b) Address of Issuer's Principal Executive Offices:
71-91 ALDWYCH
LONDON WC2B 4HN
ENGLAND

Item 2(a) Name of Person(s) Filing:
Capital Research and Management Company and EuroPacific Growth Fund, Inc.

Item 2(b) Address of Principal Business Office:
333 South Hope Street
Los Angeles, CA  90071

Item 2(c) Citizenship:   N/A

Item 2(d) Title of Class of Securities:
American Depositary Receipts, representing Class B Shares

Item 2(e) CUSIP Number:
861565109

Item 3 The person(s) filing is(are):
(d) X Investment Company registered under Section 8 of the Investment Company
Act.
(e) X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4 Ownership

Capital Research and Management Company, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 3,293,700 shares or 10.9% of the 30,408,000 shares of American Depositary Receipts, representing Class B Shares believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

EuroPacific Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,955,600 shares or 6.4% of the 30,408,000 shares of American Depositary Receipts, representing Class B Shares believed to be outstanding.


Item 5 Ownership of 5% or Less of a Class: _

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8 Identification and Classification of Members of the Group:  N/A


CUSIP:  861565109       PAGE 4 OF 6

Item 9 Notice of Dissolution of the Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:              December 8, 2000 (For the period ended November 30, 2000)
            Signature:         *Paul G. Haaga, Jr.
            Name/Title:        Paul G. Haaga, Jr., Executive Vice President
                               Capital Research and Management Company


            Date:              December 8, 2000 (For the period ended November 30, 2000)
            Signature:         *Vincent P. Corti
            Name/Title:        Vincent P. Corti, Vice President
                               EuroPacific Growth Fund, Inc.

*By        /s/ James P. Ryan
           James P. Ryan
           Attorney-in-fact

Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation.


CUSIP:  861565109       PAGE 5 OF 6


AGREEMENT

Los Angeles, CA
December 8, 2000


Capital Research and Management Company ("CRMC") and EuroPacific Growth Fund, Inc. ("EUCAP") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary Receipts, representing Class B Shares issued by Stolt-Nielsen S.A.

CRMC and EUPAC state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

CRMC and EUPAC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

                      CAPITAL RESEARCH AND MANAGEMENT COMPANY

                      BY:                   *Paul G. Haaga, Jr.
                                            Paul G. Haaga, Jr., Executive Vice President
                                            Capital Research and Management Company

                      EUROPACIFIC GROWTH FUND, INC.
                      BY:                   *Vincent P. Corti
                                            Vincent P. Corti, Vice President
                                            EuroPacific Growth Fund, Inc.

*By      /s/ James P. Ryan
         James P. Ryan
         Attorney-in-fact


Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation.

CUSIP:  861565109       PAGE 6 OF 6